Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
KINGTITAN (BVI) LIMITED	The British Virgin Islands
KINGTITAN (HK) LIMITED	Hong Kong
Kingtitan Technology (Luchuan) Co., Ltd.	China
Guangxi Yulin Kingtitan Technology Co., Ltd.	China